

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Michael Aw
Chief Executive Officer
Provident Acquisition Corp.
Unit 11C/D, Kimley Commercial Building
142 – 146 Queen's Road Central
Hong Kong

> **Re: Provident Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 16, 2020**
> **CIK No. 0001830531**

Dear Mr. Aw:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted November 16, 2020

Management, page 128

1. Please describe the business experience during the past five years of each director, executive officer, or director nominee. For example, please clarify the business experience during the past five years of your Chief Executive Officer, Michael Aw, and director nominee, Charles Mark Broadley. See Item 401(e) of Regulation S-K.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at

(202) 551-3271, or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation